Exhibit (a)(1)(Y)
Exchange window is closed: What’s next
Employee Communications

October 30, 2009	RSS | Email | Print | Contact Us
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The Employee Stock Option Exchange Program is now over. The exchange window closed today at 8 p.m. (Pacific time) and the My Option Exchange tool can no longer be accessed. If you missed the deadline, you no longer have the opportunity to exchange your options. There are absolutely no exceptions as this is a highly regulated program and Intel does not have the ability to alter the rules.
Here’s what you can expect to happen next if you exchanged any of your eligible options:
■	You will receive a final confirmation email showing the results of your decisions.

■	Your new options and the actual grant price will be posted to your UBS account within 10 business days. You will receive an email notice at that time asking you to either acknowledge or accept your new options.
If you didn’t make a decision in the tool, you will keep all of your options that were eligible for exchange. All eligible options that were not registered as “exchange” in the tool will remain outstanding until they are exercised or they expire according to their original terms. They retain their current exercise prices and vesting schedules, and all of the other terms and conditions of the original grant.
How to get help
If you have questions about your exchange decisions, please contact Get Help (Ask ES) via Circuit.
Contact eCenter in countries where Get Help (Ask ES) is not available.
Related links
■	Your UBS stock account

■	Employee Stock Option Exchange Program page